                                                                   EXHIBIT 99(2)



[CHASE LOGO]



                             CHASE SECURITIES INC.
                                270 Park Avenue
                            New York, New York 10017

                            THE CHASE MANHATTAN BANK
                                270 Park Avenue
                            New York, New York 10017


                                        June 23, 1997


                               COMMITMENT LETTER


Atrium Corporation
Atrium Companies, Inc.
1341 West Mockingbird Lane
Suite 1200 West
Dallas, Texas 75247

Attention:  Randall Fojtasek, President and
              Chief Executive Officer



Ladies and Gentlemen:

              You have advised Chase Securities Inc. ("CSI") and The Chase Manhattan Bank ("Chase") that Atrium Corporation, a Delaware corporation ("Holdings"), acting through two newly formed wholly-owned Delaware corporations ("Acquisitionco A" and "Acquisitionco B"), proposes to acquire, for a purchase price not exceeding $262,000,000 (which represents $18.75 per share), all of the outstanding common stock of Ply Gem Industries, Inc., a Delaware corporation (the "Acquired Company"). Acquisitionco A will be a direct subsidiary of Holdings and Acquisitionco B will be a direct subsidiary of Acquisitionco A. In conjunction therewith (i) Acquisitionco B will cause to be cashed out and cancelled all outstanding options to purchase capital stock of the Acquired Company (other than options held by Dana Snyder which will be exchanged for options to acquire common stock of Holdings) for an aggregate consideration not exceeding $35,000,000 (which represents $18.75 per share) net of option proceeds, (ii) Acquisitionco B and the Acquired Company will be merged, with the Acquired Company as the surviving corporation (the "Acquired Company Merger"), (iii) the Acquired Company will terminate or modify or cause to be terminated or modified on satisfactory terms certain existing contractual obligations between the Acquired Company and certain of its shareholders for an aggregate consideration not exceeding $24,600,000 and
(iv) Holdings will repay in full and cause to be repaid in full substantially all of the outstanding indebtedness of Holdings, the Acquired Company and their respective subsidiaries (other than certain industrial development bond obligations and capital lease obligations in the aggregate amount of $20,000,000 and the currently outstanding senior subordinated notes of the Borrower referred to below), the amount of indebtedness to be repaid currently estimated to be approximately $166,700,000, and cause the Acquired Company's accounts receivable facility to be liquidated. After giving effect to the Acquired Company Merger, all of the capital stock of Acquisitionco A will be contributed to Atrium Companies, Inc., a Delaware corporation (the "Borrower") which is a wholly-owned subsidiary of Holdings, and Acquisitionco A and the Borrower will be merged, with the Borrower as the surviving corporation (the "Borrower Merger"; together with the Acquired Company Merger, the "Mergers"). The foregoing transactions are collectively referred to herein as the "Acquisition". Upon completion of the Acquisition, all of the capital stock of the Acquired Company will be directly owned by the Borrower, and all of the capital stock of the Borrower will continue to be owned by Holdings. The date on which the Acquisition is consummated is referred to as the "Closing Date".

              You have also advised us that you propose to finance the Acquisition and the related fees and expenses from the following sources: (a) up to $425,000,000 of senior secured credit facilities (the "Credit Facilities") of the Borrower comprised of four term loan facilities aggregating not more than $325,000,000 (the "Term Loan Facilities") and a $100,000,000 revolving credit facility (the "Revolving Credit Facility") (with up to $50,000,000, less the aggregate amount of the Acquired Company's industrial development bond obligations and capital lease obligations which remain outstanding at closing, of the Revolving Credit Facility being drawn at closing) and (b) $140,000,000 in cash equity proceeds from funds managed by Hicks Muse, Tate & Furst Incorporated ("HMT&F") and other persons satisfactory to us from the sale of additional non-voting common stock of Holdings, the proceeds of which will be contributed to the capital of the Borrower. A portion of the Revolving Credit Facility would also be used to finance the continuing operations of the Borrower and its subsidiaries.

              CSI is pleased to advise you that it is willing to act as exclusive advisor and arranger for the Credit Facilities. Furthermore, Chase is pleased to advise you of its commitment to provide to the Borrower the entire amount of the Credit Facilities and to act as exclusive administrative, collateral, syndication and documentation agent in respect thereof. Attached hereto as Exhibit A is a Summary of Terms and Conditions (the "Term Sheet") setting forth the principal terms and conditions on and subject to which Chase is committed to make available the Credit Facilities.

              You have informed us that the Borrower intends to issue up to $250,000,000 of its senior subordinated notes (the "Senior Subordinated Notes") to finance the Acquisition. In the event all or any of the Senior Subordinated Notes are issued, the aggregate amount of the Credit Facilities will be
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                                                                               3



reduced by the principal amount of the Senior Subordinated Notes, in the following order: first, to the Tranche C Term Loan Facility and the Tranche D Term Loan Facility, with the allocation of the reduction of such Term Loan Facilities to be satisfactory to the Lenders, second, to reduce the amount of Revolving Credit Loans (but not the commitments under the Revolving Credit Facility) which would otherwise be made on the Closing Date and third, to the Tranche A Term Loan Facility and the Tranche B Term Loan Facility, with the allocation of the reduction of such Term Loan Facilities to be satisfactory to the Lenders. The Senior Subordinated Notes will have terms satisfactory to the Lenders. You have advised us that CSI will act as exclusive manager, and has the right to act as exclusive manager, for at least $175,000,000 of the Senior Subordinated Notes to be issued at closing, the proceeds of which will be used to repay or replace the Tranche C Term Loan and the Tranche D Term Loan.

              As consideration for Chase's commitments hereunder and CSI's and Chase's agreements to perform the services described herein with respect to the Credit Facilities, you agree to pay to Chase the nonrefundable fees described in the Term Sheet and in the separate Fee Letter dated the date hereof and delivered herewith (the "Fee Letter").

              You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter) will be paid in connection with the Credit Facilities unless you and we shall so agree.

              We intend to syndicate each of the Credit Facilities to a group of financial institutions (together with Chase, the "Lenders") identified by us in consultation with you. CSI intends to commence syndication efforts promptly upon the execution of the merger agreement (the "Merger Agreement") for the Acquisition, and you agree to actively assist CSI in completing a syndication satisfactory to us and you. Such assistance shall include (a) the use of commercially reasonable efforts to ensure that the syndication efforts benefit materially from the existing lending relationships of the Borrower, of the Acquired Company and of HMT&F, (b) the hosting, with CSI, of one or more meetings with prospective Lenders and other direct contact between the proposed Lenders and senior management and advisors of the Borrower, the Acquired Company and HMT&F and (c) the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication.

              CSI, in cooperation with you, will manage all aspects of the syndication, including decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. To assist CSI in its syndication efforts, you agree to promptly prepare and provide to CSI and Chase all information with respect to Holdings and its subsidiaries, the Acquired Company and its subsidiaries, the Acquisition and the other transactions contemplated hereby, including projections, pro forma financial statements, financial models and business plans (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Credit Facilities.

              You hereby represent and covenant that (a) all information other than the Projections (the "Information") that has been or will be made available to Chase or CSI by you or any of your representatives is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to Chase or CSI by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. In arranging and syndicating the Credit Facilities, we will use and rely on the Information and Projections without independent verification thereof.

              Chase's commitments hereunder and CSI's agreement to perform the services described herein are subject to (a) our not becoming aware after the date hereof of any information or other matter, which in our reasonable judgment (i) could reasonably be expected to have a material adverse effect on the business, operations, financial condition or prospects of the Borrower and its subsidiaries taken as a whole or the Acquired Company and its subsidiaries taken as a whole (including any material potential liability or contingent obligation not reflected in the Projections) or on its ability to perform the covenants and obligations in a timely manner under the financing agreements or
(ii) is inconsistent in a material and adverse manner with any information or other matter disclosed to us prior to the date hereof, (b) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our judgment, could materially impair the syndication of any of the Credit Facilities, (c) our satisfaction that there shall have been no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower, the Acquired Company, or any of their respective subsidiaries or affiliates (other than portfolio companies of HMT&F) prior to and during the syndication of the Credit Facilities other than the offering and placement of up to $250,000,000 of Senior Subordinated Notes to be issued by the Borrower to finance the Acquisition and any other such transaction that, in our judgment, is satisfactorily coordinated with the syndication of the Credit Facilities and does not materially impair such syndication, (d) the negotiation, execution and delivery on or before December 31, 1997 of definitive documentation with respect to the Credit Facilities satisfactory to Chase and its counsel, (e) the liquidation and winding down of the Acquired Company's accounts receivables facility on terms satisfactory to Chase, (f) at the time of the signing of the Merger Agreement, the Mergers shall have been approved by the Board of Directors of each of Holdings, Acquisitionco A, Acquisitionco B, and the Acquired Company and the principal stockholder of the Acquired Company shall have agreed to vote all his shares (including shares acquired pursuant to options) in favor of the Acquired Company Merger under certain conditions, (g) our satisfaction that, after giving effect to the Acquisition, no indebtedness or preferred stock issued by Holdings or any of its subsidiaries will be structurally senior to the Credit Facilities and (h) the other conditions set forth in the Term Sheet. The terms and conditions of Chase's commitments hereunder and of the Credit Facilities, to the extent not inconsistent with the terms and conditions herein and the Term Sheet, are not limited to those set forth herein and in the Term Sheet. Those matters that are not covered by the provisions hereof and of the Term Sheets are subject to the approval and agreement of Chase, CSI and you.

              You agree (a) to indemnify and hold harmless Chase, CSI and their respective officers, directors, employees, affiliates, advisors, agents and controlling persons (each, an "indemnified person") from and against any and all losses, claims, damages, expenses and liabilities ("Losses") to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Credit Facilities, the use of the proceeds thereof, the Acquisition or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, including, without limitation, Losses consisting of legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing will not apply to any Losses of an indemnified person to the extent they are found by a final decision of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct or material breach of this Commitment Letter by such indemnified person, and (b) to reimburse Chase, CSI and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Credit Facilities and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation), provided, that if the Acquisition is not consummated you shall not be required to reimburse any expenses pursuant to this clause (b) except to the extent that you or any of your affiliates shall in turn be reimbursed for expenses and provided further that the amount of expenses which you shall be required to reimburse pursuant to this clause (b) if the Acquisition is not consummated shall not exceed a percentage (not to exceed 50%) of the aggregate amount paid to you or your affiliates in reimbursement of fees, costs and expenses equal to (i) the amount of the expenses described in this clause (b) divided by (ii) the amount of your aggregate actual expenses for the Acquired Company Merger. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Credit Facilities.

              This Commitment Letter shall not be assignable by you without the prior written consent of Chase and CSI (and any purported assignment without such consent shall be null and void; provided that you may assign your rights under this Commitment Letter to a wholly-owned subsidiary of Holdings but neither of you shall be released from your obligations hereunder), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, Chase and CSI. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements which have been entered into among us with respect to the Credit Facilities and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York. Your obligations under this Commitment Letter shall be joint and several.

              This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your officers, agents and advisors who are directly involved in the consideration of this matter, (b) the Commitment Letter and the Term Sheet (but not the Fee Letter or the terms and substance thereof) may be disclosed to the Acquired Company and its officers, agents and advisors who are directly involved in the consideration of the

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matter and who are informed of the confidential nature hereof and thereof and the terms of the Commitment Letter and the Term Sheet (but not of the Fee Letter) may be described in proxy solicitations in connection with the Acquired Company Merger or (c) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof), provided, that the foregoing restrictions shall cease to apply (except in respect of the Fee Letter and its terms and substance) after this Commitment Letter has been accepted by you.

              You acknowledge that Chase and CSI may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither Chase nor CSI will use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or its other relationships with you in connection with the performance by Chase or CSI of services for other companies, and neither Chase nor CSI will furnish any such information to other companies. You also acknowledge that neither Chase nor CSI has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by Chase or CSI from other companies.

              The compensation, reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or Chase's commitment hereunder; provided that, if definitive financing documentation is executed, the terms of such definitive financing documentation shall supersede this Commitment Letter (other than the confidentiality provisions hereof).

              If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter not later than 5:00 p.m., New York City time, on June 24, 1997. Chase's commitments and CSI's agreements herein will expire at such time in the event Chase has not received such executed counterparts in accordance with the immediately preceding sentence.

              Chase and CSI are pleased to have been given the opportunity to assist you in connection with this important financing.


                                      Very truly yours,

                                      CHASE SECURITIES INC.

                                      By:
                                         ---------------------------------------
                                         Name:
                                         Title:

                                      THE CHASE MANHATTAN BANK


                                      By:
                                         ---------------------------------------
                                         Name:
                                         Title:

Accepted and agreed to
as of the date first
written above by:

ATRIUM CORPORATION
ATRIUM COMPANIES, INC.


By:
   -----------------------------------
   Name:
   Title:

                                                                       EXHIBIT A

                                  $425,000,000

                ATRIUM COMPANIES, INC. SENIOR CREDIT FACILITIES

                        Summary of Terms and Conditions

                                 June 23, 1997
                       __________________________________

              Atrium Corporation, a Delaware corporation ("Holdings"), acting through two newly-formed wholly-owned Delaware corporations ("Acquisitionco A" and "Acquisitionco B"), proposes to acquire, for a purchase price not exceeding $262,000,000 (which represents $18.75 per share), all of the outstanding common stock of Ply Gem Industries, Inc., a Delaware corporation (the "Acquired Company"). Acquisitionco A will be a direct subsidiary of Holdings and Acquisitionco B will be a direct subsidiary of Acquisitionco A. In conjunction therewith (i) Acquisitionco B will cause to be cashed out and cancelled all outstanding options to purchase capital stock of the Acquired Company (other than options held by Dana Snyder which will be exchanged for options to acquire common stock of Holdings) for an aggregate consideration not exceeding $35,000,000 (which represents $18.75 per share) net of option proceeds, (ii) Acquisitionco B and the Acquired Company will be merged, with the Acquired Company as the surviving corporation (the "Acquired Company Merger"), (iii) the Acquired Company will terminate or modify or cause to be terminated or modified on satisfactory terms certain existing contractual obligations between the Acquired Company and certain of its shareholders for an aggregate consideration not exceeding $24,600,000 and (iv) Holdings will repay in full and cause to be repaid in full substantially all of the outstanding indebtedness of Holdings, the Acquired Company and their respective subsidiaries (other than certain industrial development bond obligations and capital lease obligations in the aggregate amount of $20,000,000 and the currently outstanding senior subordinated notes of the Borrower referred to below), the amount of indebtedness to be repaid currently estimated to be approximately $166,700,000, and cause the Acquired Company's accounts receivable facility to be liquidated. After giving effect to the Acquired Company Merger, all of the capital of Acquisitionco A will be contributed to Atrium Companies, Inc., a Delaware corporation (the "Borrower") which is a wholly-owned subsidiary of Holdings, and Acquisitionco A and the Borrower will be merged, with the Borrower as the surviving corporation (the "Borrower Merger"; together with the Acquired Company Merger, the "Mergers"). The foregoing transactions are collectively referred to herein as the "Acquisition". Upon completion of the Acquisition, all of the capital stock of the Acquired Company will be directly owned by the Borrower, and all of the capital stock of the Borrower will continue to be owned by Holdings. The following sets forth the terms and conditions for Credit Facilities that will be made available to the Borrower in connection with the Acquisition.

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I.     Parties

Borrower:                 Atrium Companies, Inc., a Delaware corporation.

Guarantors:               Holdings and each of Holdings' direct and indirect
                          subsidiaries after giving effect to the Merger (other than the Excluded Foreign Subsidiaries and the Borrower) (the "Guarantors"; the Borrower and the
                          Guarantors, collectively, the "Credit Parties").

Lenders: The banks, financial institutions and other entities, including The Chase Manhattan Bank ("Chase"), selected in the syndication effort (collectively, the "Lenders").

Advisor and Arranger:     Chase Securities Inc. (in such capacity, the
                          "Arranger").

Administrative Agent:     Chase (in such capacity, the "Administrative Agent").


II.    Types and Amounts of Credit Facilities

1.     Term Loan Facilities

Type and Amount:          A 6-1/2 year term loan facility (the "Tranche A Term
                          Loan Facility") in the amount of $50,000,000 (the loans thereunder, the "Tranche A Term Loans"), an 8 year term loan facility (the "Tranche B Term Loan
                          Facility") in the amount of $100,000,000 (the loans thereunder, the "Tranche B Term Loans"), an 8-1/2 year term loan facility (the "Tranche C Term Loan
                          Facility") in the amount of $75,000,000 (the loans thereunder, the "Tranche C Term Loans") and a 9 year term loan facility (the "Tranche D Term Loan
                          Facility"; together with the Tranche A Term Loan
                          Facility, the Tranche B Term Loan Facility and the
                          Tranche C Term Loan Facility, the "Term Loan
                          Facilities") in the amount of $100,000,000 (the loans thereunder, the "Tranche D Term Loans"; together with the Tranche A Term Loans, the Tranche B Term Loans, and the Tranche C Term Loans, the "Term Loans").

                          On the basis of market reception during the syndication process, the amount of the Tranche A Term Loan Facility, the Tranche B Term Loan Facility, the Tranche C Term Loan Facility and/or the Tranche D Term Loan Facility may be increased or decreased with the consent of the Borrower (which will not be unreasonably withheld), and the amount of the Tranche A Term Loan Facility, the Tranche B Term Loan Facility, the Tranche C Term Loan Facility and/or the Tranche D Term Loan Facility may be correspondingly decreased or increased, provided that the aggregate amount of the Term Loan Facilities will equal $325,000,000.

Availability:             The Term Loans shall be made in a single drawing on
                          the Closing Date.

Amortization:             The Term Loans shall be repayable in semi-annual
                          installments in amounts to be agreed upon, provided that the installments of the Tranche B Term Loans, the Tranche C Term Loans and the Tranche D Term Loans during years one through seven will be nominal in amount in relation to the overall size of the Tranche
                          B Term Loan Facility, the Tranche C Term Loan Facility and the Tranche D Term Loan Facility, respectively.

Purpose: The proceeds of the Term Loans shall be used to finance a portion of the Acquisition and to pay related fees and expenses.

2.     Revolving Credit Facility

Type and Amount:          A 6-1/2 year revolving credit facility (the "Revolving
                          Credit Facility" and together with the Term Loan
                          Facilities, the "Senior Credit Facilities") in the amount of $100,000,000 (the loans thereunder, the "Revolving Credit Loans").

Availability:             The Revolving Credit Facility shall be available on a
                          revolving basis during the period commencing on the Closing Date and ending on the earlier of (a) the date which is 6-1/2 years after the Closing Date (the
                          "Scheduled Revolving Credit Termination Date") and (b) the date on which the Term Loans mature or are repaid in full (the "Revolving Credit Termination Date").

Letters of Credit:        A portion of the Revolving Credit Facility in an
                          amount not exceeding $30,000,000 shall be available for the issuance of letters of credit ("Letters of Credit") by Chase (in such capacity, the "Issuing
                          Lender"). No Letter of Credit shall have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to the Scheduled Revolving Credit Termination Date, provided that any Letter of Credit with a one-year tenor may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) above).

                          Drawings under any Letter of Credit shall be reimbursed by the Borrower (whether with its own funds or with the proceeds of Revolving Credit Loans) on the same business day. To the extent that the Borrower does not so reimburse the Issuing Lender, the Lenders under the Revolving Credit Facility shall be irrevocably and unconditionally obligated to reimburse the Issuing Lender on a pro rata basis.

Swing Line Loans:         A portion of the Revolving Credit Facility in an
                          amount to be agreed shall be available for swing line loans (the "Swing Line Loans") from Chase (in such capacity, the "Swing Line Lender") on same-day notice.
                          Each other Lender under the Revolving Credit Facility shall agree to take, under certain circumstances, an irrevocable and unconditional pro rata participation in each Swing Line Loan.

Maturity:                 The Revolving Credit Termination Date.

Purpose: The proceeds of the Revolving Credit Loans shall be used for general corporate purposes, including financing permitted acquisitions; provided that no more than $50,000,000, less the aggregate amount of the Acquired Company's industrial development bond obligations and capital lease obligations which remain outstanding after the Closing Date, of Revolving Credit Loans will be made on the Closing Date. Letters of Credit shall also be used for general corporate purposes.

3.     Reduction of       In the event that Holdings or any of its subsidiaries
       Credit Facilities  issues subordinated notes or other subordinated debt
                          (the "Senior Subordinated Notes") in connection with the Acquisition, the Credit Facilities will be reduced by the amount of such subordinated notes or subordinated debt in the following order: first, to the Tranche C Term Loan Facility and the Tranche D
                          Term Loan Facility, with the allocation of the reduction of such Term Loan Facilities to be satisfactory to the Lenders, second, to reduce the amount of Revolving Credit Loans (but not the commitments under the Revolving Credit Facility) which would otherwise be made on the Closing Date and third, to reduce the Tranche A Term Loan

                          Facility and the Tranche B Term Loan Facility, with the allocation of the reduction of such Term Loan Facilities to be satisfactory to the Lenders. The Senior Subordinated Notes will have terms satisfactory to the Lenders.


III.   General Payment
       Provisions

Fees and Interest Rates:  As set forth on Annex I.



Optional Prepayments and
Commitment Reductions:    Loans may be prepaid and commitments may be reduced by
                          the Borrower in minimum amounts to be agreed upon.
                          Optional prepayments of the Term Loans shall be applied to the Tranche A Term Loans, the Tranche B
                          Term Loans, the Tranche C Term Loans and the Tranche D
                          Term Loans ratably and to the installments thereof ratably in accordance with the then remaining number of installments and may not be reborrowed, provided, that an agreed upon amount of optional prepayments of the Term Loans may be applied to such installments as the Borrower may elect (other than de minimus installments in respect of the Tranche B Term Loans, Tranche C Term Loans and Tranche D Term Loans).


Mandatory Prepayments
and Commitment            The following amounts shall be applied to prepay the
Reductions:               Term Loans and reduce the amount of the Revolving
                          Credit Facility:

                          (a) 100% of the net proceeds of any sale or issuance of equity or any incurrence of indebtedness after the Closing Date by Holdings or by the Borrower or any of its subsidiaries (subject to certain exceptions and excluding equity sold or issued to finance permitted acquisitions), subject to the provisions set forth opposite the caption "Reduction of Credit Facilities" above;

                          (b) 100% of the net proceeds of any sale or other disposition by Holdings or by the Borrower or any of their respective subsidiaries of any material assets, except for the sale of inventory or obsolete or worn-out property in the ordinary course of business and subject to certain other customary exceptions (including a basket and capacity for reinvestment) to be agreed upon; and

                          (c) a percentage of excess cash flow (to be defined in a mutually satisfactory manner but treating as a use of cash flow permitted capital investment) to be agreed for each fiscal year of the Borrower (commencing with the 1998 fiscal year).

                          Each such prepayment of the Term Loans shall be applied to the Tranche A Term Loans, the Tranche B Term Loans, the Tranche C Term Loans and the Tranche D Term Loans (based on the respective outstanding principal amounts thereof) and, in the case of any such prepayment of the Tranche A Term Loans, the Tranche B Term Loans, the Tranche C Term Loans or the Tranche D Term Loans, such prepayment shall be applied to the installments thereof ratably in accordance with the then outstanding amounts thereof and may not be reborrowed. The Revolving Credit Loans shall be prepaid and the Letters of Credit shall be cash collateralized or replaced to the extent such extensions of credit exceed the amount of the Revolving Credit Facility.

IV.    Guarantees and Collateral

Guarantees:               All obligations of the Borrower under the Credit
                          Documentation shall be unconditionally guaranteed by the Guarantors.

Collateral:               The Senior Credit Facilities, all interest rate
                          protection agreements entered into with any Lender and all guarantees thereof will be secured by a perfected first priority security interest in (a) all of the capital stock of the Borrower and each of its direct and indirect subsidiaries (provided, that if the pledge of all of the capital stock of any foreign subsidiary would have adverse tax consequences, only
                          65% of the capital stock of such foreign subsidiary
                          (an "Excluded Foreign Subsidiary") shall be required to be pledged) and (b) all tangible and intangible assets (including, without limitation, intellectual property and real property) of each Credit Party, except for those assets as to which the Administrative
                          Agent shall determine in its sole discretion that the costs of obtaining such a security interest are excessive in relation to the value of the security to be afforded thereby provided, that, in the case of leasehold interests in real estate, a security interest will be granted therein only with respect to leases which are material in the judgment of the Administrative Agent and for which the relevant Credit Party can obtain any required landlord's consent after using its reasonable efforts.

V.     Certain Conditions

Initial Conditions:       The availability of the Credit Facilities on the
                          Closing Date shall be conditioned upon satisfaction on or before the Closing Date (which shall occur no later than December 31, 1997) of, among other things, conditions precedent customary for facilities and transactions of this type, including, without limitation, the conditions set forth in Exhibit B, the securing of representations and warranties, absence of defaults, evidence of authority, and receipt of necessary consents and approvals.

On-Going Conditions:      The making of each extension of credit shall be
                          conditioned upon (a) all representations and warranties in the Credit Documentation (including, without limitation, the material adverse change and litigation representations) being true and correct in all material respects and (b) there being no default or event of default in existence at the time of, or after giving effect to the making of, such extension of credit. As used herein and in the Credit
                          Documentation a "material adverse change" shall mean any event, development or circumstance that has had or could reasonably be expected to have a material adverse effect on (a) the Acquisition, (b) the business, assets, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries taken as a whole, or (c) the validity or enforceability of any of the Credit Documentation or the rights and remedies of the Administrative Agent and the Lenders thereunder.

VI.    Representations, Warranties, Covenants and Events of Default

                          The Credit Documentation shall contain
                          representations, warranties, covenants and events of default customary for financing of this type and other terms deemed appropriate by the Lenders, including, without limitation:

Representations and
Warranties:               Accuracy of financial statements (including pro forma
                          financial statements); absence of undisclosed liabilities; no material adverse change; corporate existence; compliance with law; corporate power and authority; enforceability of Credit Documentation; no conflict with law or contractual obligations; no material litigation; no default; ownership of property; liens; intellectual property; no burdensome restrictions; taxes; Federal Reserve regulations;
                          ERISA; Investment Company Act; subsidiaries;
                          environmental matters; solvency; accuracy of disclosure; status of obligations under the Credit
                          Facilities as senior debt; and creation and perfection of security interests.

Affirmative Covenants:    Delivery of financial statements, reports,
                          accountants' letters, projections, officers' certificates and other information requested by the Lenders; payment of other obligations; continuation of business and maintenance of existence and material rights and privileges; compliance with laws and material contractual obligations; maintenance of property and insurance; maintenance of books and records; right of the Lenders to inspect property and books and records; notices of defaults, litigation and other material events; compliance with environmental laws; agreement to grant security interests in after-acquired property; and agreement to obtain, within a period after the Closing Date to be agreed, interest rate protection in an amount which shall assure that at least 50% of the aggregate principal amount of the Senior Subordinated Notes and the Term Loans is at a fixed interest rate or subject to interest rate protection, on satisfactory terms and conditions.

Financial Covenants:      Minimum EBITDA, Maximum Leverage and Minimum Fixed
                          Charge Coverage.

Negative Covenants:       Limitations on: indebtedness (including preferred
                          stock and guarantee obligations); liens; mergers, consolidations, liquidations and dissolutions; sales of assets; leases; dividends, stock repurchases and other payments in respect of capital stock; capital expenditures; investments, loans and advances (with an exception for permitted acquisitions on terms to be agreed upon); optional payments of subordinated debt;
                          modifications of equity and debt instruments;
                          transactions with affiliates; sale and leasebacks;
                          changes in fiscal year; negative pledge clauses;
                          changes in lines of business; and changes in passive holding company status of Holdings. Certain of the negative covenants shall include customary exceptions.

Events of Default:        Nonpayment of principal when due; nonpayment of
                          interest, fees or other amounts within five business days after the date due; material inaccuracy of representations and warranties; violation of covenants
                          (subject, in the case of certain affirmative covenants, to a 30-day grace period); cross-default;
                          bankruptcy; certain ERISA events; material judgments;
                          actual or asserted invalidity of any guarantee or security document, subordination provisions or security interest; and a change of control of Holdings, the failure of Holdings to own (free of liens except liens in favor of the Lenders) all of the capital stock of the Borrower and of the Borrower to own (free of liens except liens in favor of the Lenders) all of the capital stock of the Acquired
                          Company.

VII.   Certain Other Terms

Voting: Amendments and waivers with respect to the Credit Documentation shall require the approval of Lenders holding Loans and commitments representing not less than 51% of the aggregate amount of the Loans and commitments under the Credit Facilities, except that
                          (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the scheduled date of maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof, and (iii) increases in the amount or extensions of the expiry date of any Lender's commitment and (b) the consent of 100% of the Lenders shall be required with respect to
                          (i) modifications to any of the voting percentages and
                          (ii) releases of all or substantially all of the collateral or guarantees. Class voting provisions shall be included with respect to changes in the application of prepayments and certain other matters.

Assignments and           The Lenders shall be permitted to assign and sell
Participations:           participations in their Loans and commitments,
                          subject, in the case of assignments (other than to another Lender or to an affiliate of the assigning
                          Lender), to the consent of the Administrative Agent and the Borrower (which consent in each case shall not be unreasonably withheld). Non-pro rata assignments shall be permitted. In the case of partial assignments, the minimum assignment amount shall be $5,000,000 unless otherwise agreed by the Borrower and the Administrative Agent. Participants shall have the same benefits as the Lenders with respect to yield protection and increased cost provisions. Voting rights of participants shall be limited to those matters with respect to which the affirmative vote of the Lender from which it purchased its participation would be required as described under "Voting" above.
                          Pledges of Loans in accordance with applicable law shall be permitted without restriction. Promissory notes shall be issued under the Credit Facilities only upon request.

Yield Protection:         The Credit Documentation shall contain customary
                          provisions (a) protecting the Lenders against loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of withholding or other taxes and (b) indemnifying the Lenders for "breakage costs" incurred in connection with, among other things, prepayment of a Eurodollar Loan (as defined in Annex I) on a day other than the last day of an interest period with respect thereto.

Expenses and              The Borrower shall pay (a) all reasonable out-of-
Indemnification:          pocket expenses of the Administrative Agent and the
                          Arranger associated with the syndication of the Credit
                          Facilities and the preparation, execution, delivery and administration of the Credit Documentation and any amendment or waiver with respect thereto (including due diligence expenses and the reasonable fees and disbursements and other charges of counsel) and (b) all out-of-pocket expenses of the Administrative Agent and the Lenders in connection with the enforcement of the Credit Documentation (including the fees and disbursements and other charges of counsel).

                          The Borrower shall indemnify, pay and hold harmless the Administrative Agent, the Arranger and the Lenders (and their respective directors, officers, employees and agents) against any loss, liability, cost or expense incurred in respect of the financing contemplated hereby or the use or the proposed use of proceeds thereof (except to the extent resulting from the gross negligence or willful misconduct of the indemnified party or material breach by the indemnified party of the definitive documents).

Governing Law and Forum:  State of New York.

Counsel to the Arranger   Simpson Thacher & Bartlett.
and the Administrative
Agent:

Commitment Termination    The Credit Documentation must have been entered into
Date:                     on or before December 31, 1997.

                                                                         Annex I
                                                                    to Exhibit A
--------------------------------------------------------------------------------


                           Interest and Certain Fees


Interest Rate Options:    The Borrower may elect that all or a portion of the
                          Loans bear interest at a rate per annum equal to:

                                 the ABR plus the Applicable Margin; or

                                 the Eurodollar Rate plus Applicable Margin.

                          provided, that all Swing Line Loans shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin.

                          As used herein:

                          "ABR" means the highest of (i) the rate of interest publicly announced by Chase as its prime rate in effect at its principal office in New York City (the "Prime Rate"), (ii) the secondary market rate for certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%.

                          "Applicable Margin" means (a) with respect to ABR Loans (as defined below), 1.5% in the case of the Tranche A Term Loan Facility and the Revolving Credit Facility, 1.75% in the case of the Tranche B Term Loan Facility, 2% in the case of the Tranche C Term Loan Facility and 2.25% in the case of the Tranche D Term Loan Facility and (b) with respect to Eurodollar Loans (as defined below), 2.5% in the case of the Tranche A Term Loan Facility and the Revolving Credit Facility 2.75% in the case of the Tranche B Term Loan Facility, 3% in the case of the Tranche C Term Loan Facility and 3.25% in the case of the Tranche D Term Loan Facility. The Applicable Margin in respect of the Tranche A Term Loan Facility and the Revolving Credit Facility shall be subject to reduction after the first anniversary of the Closing Date by amounts to be agreed upon based on the achievement of performance targets to be determined. Each Applicable Margin will be reduced by .50% in the event that at least $175,000,000 of Senior Subordinated Notes are issued and the Credit Facilities are reduced as described in the Term Sheet to which this Annex I is attached.

                          "Eurodollar Rate" means the rate (grossed-up for maximum statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six or, to the extent available to all Lenders, nine or twelve months (as selected by the Borrower) are offered to Chase in the interbank eurodollar market in the approximate amount of Chase's share of the relevant Loan.

Interest Payment Dates:   In the case of Loans bearing interest based upon the
                          ABR ("ABR Loans"), quarterly in arrears.

                          In the case of Loans bearing interest based upon the Eurodollar Rate ("Eurodollar Loans"), on the last day of each relevant interest period and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Commitment Fees:          The Borrower shall pay a commitment fee calculated at
                          the rate of .50% per annum on the average daily unused portion of the Senior Credit Facilities, payable quarterly in arrears. Swing Line Loans shall, for purposes of the commitment fee calculations only, not be deemed to be a utilization of the Revolving Credit
                          Facility. Letters of Credit, however, for the purposes of the commitment fee, shall be deemed utilization of the Revolving Credit Facility. The foregoing commitment fee shall be subject to reduction after the first anniversary of the Closing Date by amounts to be agreed upon based on the achievement of performance targets to be determined.

Letter of Credit Fees:    The Borrower shall pay a commission on the face amount
                          of all outstanding Letters of Credit at a per annum rate equal to the Applicable Margin then in effect with respect to Eurodollar Loans under the Revolving
                          Credit Facility less the fronting fee referred to below. Such commission shall be shared ratably among the Lenders participating in the Revolving Credit
                          Facility (including the Issuing Lender) and shall be payable quarterly in arrears.

                          A fronting fee equal to 1/4% per annum on the face amount of each Letter of Credit shall be payable quarterly in arrears to the Issuing Lender for its own account. In addition, customary administrative, issuance, amendment, payment and negotiation charges shall be payable to the Issuing Lender for its own account.

Default Rate:             At any time when the Borrower is in default in the
                          payment of any amount due under the Senior Credit
                          Facilities, the principal of all Loans (and amounts owed in respect of drawings under Letters of Credit) shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to ABR Loans.

Rate and Fee Basis:       All per annum rates shall be calculated on the basis
                          of a year of 360 days (or 365/366 days, in the case of ABR Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

                                                                       EXHIBIT B

              The availability of each of the Credit Facilities, in addition to the conditions set forth in Exhibit A, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in said Exhibit, with references to the Borrower and its subsidiaries being deemed to include the Acquired Company and its subsidiaries after giving effect to the Acquisition.

                          (a) Each Credit Party shall have executed and delivered satisfactory definitive financing documentation with respect to the Senior Credit Facilities (the "Credit Documentation").

                          (b) Holdings shall have received gross cash proceeds of at least $140,000,000 from the sale by Holdings of its newly issued non-voting common stock to funds managed by Hicks Muse and other persons approved by the Administrative Agent, the proceeds of which will be contributed to the capital of the Borrower.

                          (c) The Acquisition shall have been consummated for an aggregate consideration consisting of the following amounts: $262,000,000 shall be consideration for the Acquired Company Merger, $24,600,000 shall be consideration for termination or modification on terms satisfactory to the Lenders of certain contractual obligations owed to stockholders of the Acquired Company, $35,000,000 (net of option proceeds) shall be consideration for the purchase or cancellation of options to acquire capital stock of the Acquired Company (other than options held by Dana Snyder which will be exchanged for options to acquire common stock of Holdings) and $166,700,000 shall be applied to the repayment on terms satisfactory to the Lenders of substantially all existing indebtedness of Holdings, the Acquired Company and their respective subsidiaries, other than certain industrial development bond obligations and capital lease obligations in the aggregate amount of $20,000,000 and the currently outstanding senior subordinated notes of the Borrower), and pursuant to a merger agreement (the "Merger Agreement") and other documentation in each case having terms satisfactory to the Lenders, and no provision of such documentation shall have been waived, amended, supplemented or otherwise modified in any material respect adverse to the Borrower, the Acquired Company or the Lenders. The accounts receivable facility of the Acquired Company shall have been liquidated on satisfactory terms. The Mergers shall have been approved by the requisite number of shareholders of each of Holdings, the Acquired Company, Acquisitionco A and Acquisitionco B and their respective boards of directors. The ownership, capitalization, management and structure of each Credit Party after the Acquisition shall be reasonably satisfactory in all respects, and the sources and uses shall be consistent with Annex I hereto.

                          (d) The fees and expenses incurred by Holdings and its subsidiaries (including the Acquired Company and its subsidiaries) in connection with the Acquisition and the financing thereof shall not exceed $26,700,000.

                          (e) All fees and expenses required to be paid on or before the Closing Date shall have been paid or provision for payment with proceeds of the initial funding of the Credit Facilities shall have been made.

                          (f) All material governmental and third party approvals (including landlords' and other consents and Hart Scott Rodino approvals) necessary in connection with the Acquisition, the financing contemplated hereby and the continuing operations of the Borrower and its subsidiaries shall have been obtained and be in full force and effect, and all applicable waiting periods shall have expired without any action being taken or threatened by any competent authority which would restrain, prevent or otherwise impose adverse conditions on the Acquisition or the financing thereof. Without limitation, the Credit Facilities and the Acquisition shall comply with the indenture governing the Borrower's existing senior subordinated notes, including the debt incurrence covenant set forth in such indenture.

                          (g) The Lenders shall have received (i) a reasonably satisfactory pro forma consolidated balance sheet of the Borrower and its subsidiaries, as at the Closing Date and after any effect to the Acquisition and the financings contemplated hereby and consistent in all material respects with the sources and uses of cash for the Acquisition as previously described to the Lenders and described in forecasts previously provided to the Lenders; (ii) any audited, unaudited interim and other financial statements (including pro forma financial statements) and schedules of the Borrower and its subsidiaries of the type that the Securities and Exchange Commission would require in a registered public offering of senior subordinated notes; (iii) unaudited interim consolidated financial statements of each of Holdings and its subsidiaries and of the Borrower and its subsidiaries, for each fiscal month and quarterly period ended subsequent to the date of the latest audited consolidated financial statements of Holdings and its subsidiaries and of the Borrower and its subsidiaries as to which such financial statements are available, and such financial statements shall not, inthe reasonable judgment of the Lenders, reflect any material adverse change in the consolidated financial condition of Holdings and its subsidiaries or the Borrower and its subsidiaries, as reflected in the financial statements or projections previously furnished to the Lenders; and (iv) unaudited interim consolidated financial statements of the Acquired Company and its subsidiaries, for each fiscal month and quarterly period ended subsequent to the date of the latest audited consolidated financial statements of the Acquired Company and its subsidiaries as to which such financial statements are available, and such financial statements shall not, in the reasonable judgment of the Lenders, reflect any material adverse change in the consolidated financial condition of the Borrower and its subsidiaries, as reflected in the financial statements or projections previously furnished to the Lenders.

                          (h) The Lenders shall have received a budget (i) for the Borrower and its subsidiaries (before giving effect to the Mergers) for fiscal year 1997, (ii) for the Acquired Company and its subsidiaries (before giving effect to the Mergers) for fiscal year 1997 and (iii) a preliminary budget for the Borrower and its subsidiaries for fiscal year 1998.

                          (i) The Administrative Agent shall have received the results of a recent lien, tax and judgment search in each of the jurisdictions and offices where assets of the Borrower and its subsidiaries and the Acquired Company and its subsidiaries are located or recorded, and such search shall reveal no material liens on any of their respective assets except for liens permitted by the Credit Documentation.

                          (j) The Lenders shall have received a satisfactory solvency opinion from an independent valuation firm satisfactory to the Administrative Agent which shall opine as to the solvency of each of Holdings and its subsidiaries and the Borrower and its subsidiaries after giving effect to the Acquisition and the other transactions contemplated hereby.

                          (k) The Administrative Agent shall have determined that reasonably satisfactory insurance relating to the Borrower and its subsidiaries will be in place after the Acquisition.

                          (l) The Lenders shall have received such legal opinions (including opinions (i) from counsel to the Borrower and its subsidiaries, (ii) delivered to the Borrower by counsel to the Acquired Company, addressed to or accompanied by reliance letters in favor of the Lenders and (iii) from such special and local counsel as may be required by the Administrative Agent), documents and other instruments as are customary for transactions of this type or as they may reasonably request.

                          (m) The Borrower and its subsidiaries shall not be in breach or violation in any material respect of any of its obligations under the documentation relating to the Acquisition or the financing thereof.

                          (n) The Financing Parties shall have received, within 45 days after the date of execution of the Merger Agreement, with respect to the Senior Subordinated Notes, an initial draft of a Registration Statement or a Rule 144A Offering Memorandum relating to such Securities (including the audited financial statements referred to in clause (g) above and appropriate pro forma financial statements).

                                                                         Annex I
                                                                    to Exhibit B



                           Proposed Sources and Uses

Sources:
-------

           Tranche A Term Loans                           $  50,000,000
           Tranche B Term Loans                           $ 100,000,000
           Tranche C Term Loans                           $  75,000,000
           Tranche D Term Loans                           $ 100,000,000
           Revolving Credit Facility                      $  50,000,000 1/

           Common Equity                                  $ 140,000,000
                                                          -------------
               Total Sources                              $ 515,000,000
                                                          =============

Uses:
----

           Acquired Company Merger Consideration          $ 262,000,000
           Refinance Existing Debt                        $ 166,700,000
           Shareholder Contractual Obligations            $  24,600,000
           Options for Acquired Company Stock             $  35,000,000 2/
           Fees and Expenses                              $  26,700,000
                                                          -------------
               Total Uses                                 $ 515,000,000
                                                          =============





---------------
1/ From a $100,000,000 Revolving Credit Facility. The $50,000,000 will be reduced by the aggregate amount of the Acquired Company's industrial development bonds that will remain outstanding after closing.

2/    Net of option proceeds.